NEWS RELEASE

EMX Royalty Acquires a Portfolio of Chilean Royalties from

Revelo Resources

Vancouver, British Columbia, March 26, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that it has closed its previously announced acquisition of net smelter returns royalty interests covering 18 properties in Chile from Revelo Resources Corp. ("Revelo") for US$1,162,000. Of that amount, US$ 369,907 was applied to fully repay EMX for an outstanding loan due from Revelo.

Under TSX Venture policy, the transaction was non-arm's length due to a common director and, therefore, that director abstained from participating in all negotiations and from voting on the transaction which was approved by the independent directors of both companies.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX.

About Revelo. Revelo is a Canadian company listed on the TSX Venture Exchange (TSX-V: RVL). Revelo has interests in an outstanding portfolio of projects prospective for gold and copper located along proven mineral belts in one of the world's top mining jurisdictions - Chile. The Company has a vision to reward shareholders with wealth-generating mineral discoveries along Chile's prime mineral belts, through leveraged and more efficient capital deployment, exploration, discovery and monetization.

For further information contact:

David M. Cole President and Chief Executive Office Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.